UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated April 6, 2015 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively, and on Form F-3 (File No. 333- 194338) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 5, 2014 and as amended on April 2, 2014 and April 4, 2014.

XTL BIOPHARMACEUTICALS ANNOUNCES CLOSING OF REGISTERED DIRECT OFFERING

On April 6, 2015, XTL Biopharmaceuticals, Ltd. (the “Company”) closed an issuance of an aggregate of 1,333,332 American Depositary Shares (the “ADSs”) and share purchase warrants to purchase up to 666,666 ADSs in a registered direct offering at $2.25 per share for aggregate expected gross proceeds of $2,999,997 pursuant to Securities Purchase Agreement, dated March 31, 2015 (the “Purchase Agreements”) with certain institutional investors that provides for the sale of an aggregate of 35,555,560 ordinary shares represented by 1,777,778 ADSs. The sale of the remaining 444,446 ADSs and 222,223 warrants is expected to close in full within the week.

In addition, under the Purchase Agreements, the investors received unregistered warrants to purchase 888,889 ADSs. The warrants may be exercised at any time for a period of five and one-half years from issuance and have an exercise price of $2.25 per ADS, subject to adjustment as set forth therein.

The Company also entered into an engagement agreement (the “Engagement Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), dated March 30, 2015, pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a fee equal to 7% of the gross proceeds from the sales of shares under the transaction, provided that the Company will pay the Placement Agent a fee equal to 1.75% of the gross proceeds from the sales of shares to certain existing shareholders of the Company. The Company also agreed to reimburse the Placement Agent for expenses in connection with this offering on a non-accountable basis in an amount equal to the lesser of $50,000 or 1% of the aggregate gross proceeds in this offering. The Placement Agent will also receive compensation warrants to purchase up to a number of shares equal to 5% of the shares purchased by investors in this offering, provided that the Company will issue to the Placement Agent compensation warrants to purchase 1.25% of the shares purchased in this offering by certain existing shareholders of the Company. The compensation warrants will expire on the 5 year anniversary of the effective date of the offering, shall not include an anti-dilution provision and shall have an exercise price of $2.8125 or 125% of the public offering price per share hereunder and will otherwise comply with the requirements of the Financial Industry Regulatory Authority, Inc., or FINRA. The warrants and the ADSs underlying the warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyers as defined in Rule 144(A)(a), and have acquired the warrants and the ADSs underlying the warrants as principals for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants and the ADSs underlying the warrants have not been registered under the Securities Act of 1933 or applicable state securities laws. Accordingly, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Purchase Agreements and Warrants are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1 and 10.2 respectively, and are incorporated herein by reference. The opinion of Kantor & Co. relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1.  The Company previously announced the offering in a press release issued on March 31, 2015, which was included as an exhibit to a Report on Form 6-K filed with the SEC on March 31, 2015.

INDEX TO EXHIBITS

Exhibit Number	Description

5.1	Opinion of Kantor & Co., as counsel to the Company, regarding the legality of the shares.

10.1	Form of Securities Purchase Agreement

10.2	Form of Investor Warrant

23.1	Consent of Kantor & Co., as counsel to the Company (included in Exhibit 5.1).

About XTL Biopharmaceuticals, Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of lupus, multiple myeloma and schizophrenia. XTL is a public company traded on the Nasdaq Capital Market (XTLB) and the Tel Aviv Stock Exchange (XTL.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Investor Contacts:
Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: April 6, 2015	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer